Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Filer: Actavis, Inc.

Subject Company: Actavis, Inc.

Commission File no. for Registration Statement

on Form S-4: 333-189402

August 29, 2013

Dear Actavis Stockholder:

We recently mailed to you a joint proxy statement/prospectus of Actavis and Warner Chilcott requesting your support of the merger between the two companies at a special meeting of Actavis stockholders to be held on September 10, 2013.

The Actavis board of directors recommends unanimously that Actavis stockholders vote “FOR” the proposal to approve the Transaction Agreement and the merger, “FOR” the proposal to reduce all of the share premium of New Actavis to create distributable reserves, “FOR” the proposal to approve, on a nonbinding advisory basis, specified compensatory arrangements between Actavis and its named executive officers relating to the transaction and “FOR” the Actavis adjournment proposal.

Please Vote Your Actavis Shares Today!

Regardless of the number of shares you own your vote is very important. We encourage all stockholders to have their voices heard. Approval of the merger requires the affirmative vote of holders of a majority of Actavis common shares outstanding and entitled to votes as of the record date, July 30, 2013.

There are three ways to vote your shares of Actavis – each only taking a few moments:

•	By Telephone – Stockholders in the United States can submit their vote by calling the toll-free number indicated on the enclosed proxy card; please have your control number available when calling;

•	By Internet – Stockholders can submit their vote via Internet at www.proxyvote.com ; please have the control number located on the proxy card available; or

•	By Mail – Stockholders can vote by mail by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you need assistance in voting your shares or have questions regarding the special meeting, please contact MacKenzie Partners, Inc., Actavis’ proxy solicitor, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of Actavis.

Sincerely,

Actavis, Inc.

About Actavis

Actavis, Inc. (NYSE: ACT) is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis has global headquarters in Parsippany, New Jersey, USA.

Operating as Actavis Pharma, Actavis markets generic, branded generic, legacy brands and Over-the-Counter (OTC) products in more than 60 countries. Actavis Specialty Brands is Actavis’ global branded specialty pharmaceutical business focused in the Urology and Women’s Health therapeutic categories. Actavis Specialty Brands also has a portfolio of five biosimilar products in development in Women’s Health and Oncology. Actavis Global Operations has more than 30 manufacturing and distribution facilities around the world, and includes Anda, Inc., a U.S. pharmaceutical product distributor.

For press release and other company information, visit Actavis’ Web site at http://www.actavis.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement of Warner Chilcott and Actavis that also constitutes a prospectus of New Actavis. The registration statement was declared effective by the SEC on July 31, 2013. Each of Actavis and Warner Chilcott has commenced mailing to its stockholders or shareholders the proxy statement/prospectus. In addition, each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott may be obtained free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K that were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013 (as revised pursuant to its Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013) its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and its Current Reports on Form 8-K that were filed with the SEC on January 29, 2013, May 13, 2013, and August 16, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus filed with the SEC and will be contained in other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing information as of the date of this communication. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors, risks and uncertainties affecting Actavis’ business. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, Actavis’ acquisition of Warner Chilcott (the “Acquisition”); subsequent integration of the Acquisition and the ability to recognize the anticipated synergies and benefits of the Acquisition; the receipt of required regulatory approvals for the Acquisition (including the approval of antitrust authorities necessary to complete the Acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the Acquisition or refinancing of Actavis or Warner Chilcott debt) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s manufacturers, facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the SEC including but not limited to Actavis’ Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 and Actavis’ Annual Report on Form 10-K for the year ended December 31, 2012 (as revised pursuant to Actavis’ Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013), as well as the Form S-4. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this communication other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Warner Chilcott accept responsibility for the information contained in this communication relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

BofA Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this communication and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill & Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this communication or any transaction or arrangement referred to herein.

Deutsche Bank Securities Inc. is acting for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this communication and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this communication. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this communication and will not be responsible to any such other person for providing advice in relation to the matters referred to in this communication. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Warner Chilcott or Actavis, all ‘dealings’ in any ‘relevant securities’ of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 p.m. (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Warner Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Warner Chilcott by Actavis or ‘relevant securities’ of Actavis by Warner Chilcott, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

If you have questions or need assistance in voting your shares, please contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com